SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Second Report
for the month of May 2002

ELBIT SYSTEMS LTD.
(Translation of Registrant's Name Into English)

Advanced Technology Center, P.O.B. 539, Haifa 31053, Israel
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐ No ☒

Attached hereto as Exhibit 1 and incorporated by reference herein is the registrant's press release dated May 23, 2002 announcing that the registrant's wholly-owned subsidiary, Elop Electro-Optics Industries Ltd. ("El-Op"), has reached an agreement with the Office of the Chief Scientist ("OCS") of the Israeli Ministry of Industry and Trade to join a new program which will entitle El-Op to receive grants from OCS for generic research and development projects without royalty obligations. In addition, El-Op will prepay royalty obligations, totaling approximately $10.6 million, in satisfaction of royalty obligations for grants received that El-Op received from OCS in the past.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ELBIT SYSTEMS LTD.
(Registrant)

By: A. Tal
Arie Tal
Corporate Secretary

Dated: May 23, 2002

EXHIBIT INDEX

Exhibit Number	Description	Page Number
1.	Press release dated May 23, 2002.	

EXHIBIT 1

COMPANY NEWS

EL-OP, A SUBSIDIARY OF ELBIT SYSTEMS, JOINS THE ISRAELI CHIEF SCIENTIST'S NEW PROGRAM FOR ROYALTY FREE GRANTS

El-Op Will Prepay Approximately $10.6 Million In Royalties For Past Grants

Haifa, Israel, May 23, 2002 – Elbit Systems Ltd. (the "Company") (NasdaqNM: ESLT), the international defense electronics company, announced today that its wholly-owned subsidiary, Elop Electro-Optics Industries Ltd. ("El-Op"), reached an agreement with the Office of the Chief Scientist ("OCS") of the Israeli Ministry of Industry and Trade to join the OCS' new program, aimed at major Israeli companies, for royalty-free grants for generic R&D and prepayment of royalties for past grants.

According to the new OCS program, El-Op will be entitled to receive grants from the OCS for generic research and development projects without royalty obligations. In addition, El-Op will prepay its royalties obligations for OCS grants received in the past.

Pursuant to the agreement, El-Op will prepay the OCS approximately $10.6 million in satisfaction of royalty obligations for such past grants. This payment will be made over a five-year period beginning in 2002. The impact of this arrangement will be reflected as a one-time charge in the Company's results for the second quarter of 2002.

About Elbit Systems Ltd.

Elbit Systems Ltd. is engaged in a wide range of defense-related programs throughout the world, in the areas of aerospace, ground and naval systems, command, control and communications (C^3) and advanced electro-optic technologies. The Company focuses on the upgrading of existing military platforms and developing new technologies for defense applications. For further information, please visit the Company web site at www.elbit.co.il

Contact:

Arie Tal, Corporate Secretary
Ilan Pacholder, VP Finance
Elbit Systems Ltd
Tel: 972-4-831-6632

Kimberly Storin
Marilena LaRosa
The Anne McBride Company
212-983-1702
kstorin@annemcbride.com
mlarosa@annemcbride.com

STATEMENTS IN THIS PRESS RELEASE WHICH ARE NOT HISTORICAL DATA ARE FORWARD-LOOKING STATEMENTS WHICH INVOLVE KNOWN AND UNKNOWN RISKS, UNCERTAINTIES OR OTHER FACTORS NOT

UNDER THE COMPANY'S CONTROL, WHICH MAY CAUSE ACTUAL RESULTS, PERFORMANCE OR ACHIEVEMENTS OF THE COMPANY TO BE MATERIALLY DIFFERENT FROM THE RESULTS, PERFORMANCE OR OTHER EXPECTATIONS IMPLIED BY THESE FORWARD-LOOKING STATEMENTS. THESE FACTORS INCLUDE, BUT ARE NOT LIMITED TO, THOSE DETAILED IN THE COMPANY'S PERIODIC FILINGS WITH THE SECURITIES AND EXCHANGE COMMISSION.